

February 13, 2012

Via E-mail
Thomas W. Dickson
President and Chief Executive Officer
Ruddick Corporation
301 S. Tryon Street, Suite 1800
Charlotte, NC 28202

>   **Re: Ruddick Corporation**
>   **Form 10-K for Fiscal Year Ended October 2, 2011**
>   **Filed December 1, 2011**
>   **Form 10-Q for Fiscal Quarter Ended January 1, 2012**
>   **Filed February 10, 2012**
>   **File No. 1-06905**

Dear Mr. Dickson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Contractual Obligations and Commercial Commitments, page 14

1.   Please include a discussion of pension liabilities and other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations.

Critical Accounting Policies, page 15

2.   Please tell us your consideration of providing an analysis of uncertainties involved in applying your critical accounting policies or the variability that is reasonably likely to result from their application over time. The analysis should include quantitative information that would facilitate an understanding of the impact of estimates on your financial condition and operating performance. In addition, tell us your consideration of providing an analysis of the impact of changes in estimates/assumptions that are reasonably likely to occur in the future and would have a material effect on your financial statements. Refer to SEC Release No. 34-48960, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements, page 20

Statements of Operations, Page 24

3.   Please also present basic and diluted earnings (loss) per share for net income on the face of the statement. Refer to ASC 260-10-45-2.

Notes to Consolidated Financial Statements, page 28

4.   We note that you offer a full assortment of perishable and non-perishable groceries, including produce, meat, wines and delicatessen and bakery items and non-food items such as health and beauty care, general merchandise and floral products. In addition, we note that you operate pharmacies in certain supermarkets. Please tell us your consideration of disclosing revenues for each group or category of products in accordance with ASC 280-10-50-40.

1. Summary of Significant Accounting Policies, page 28

5.   Please disclose the amount of depreciation expense for each year presented in accordance with ASC 360-10-50-1. In addition, please tell us your consideration of disclosing the amount of construction in progress separately from the balances of major classes of depreciable assets on the face of the balance sheet.

7. Long-Term Debt, page 36

6.   Please tell us what consideration you gave to describing in more detail the restrictions contained in the credit agreement which limit the payment of dividends and disclosing

the amount of retained earnings or net income restricted or free of restriction as required by Item 4.08(e)(1) of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended January 1, 2012

7.   Please address the above comments as applicable.

Exhibits 31.1 and 31.2

8.   Please revise paragraph one of the certifications to reference the correct form reviewed by the certifying officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Rick Viola, Esq.
        McGuireWoods LLP